US$1,250,000,000	FILED PURSUANT TO RULE 433

3.750% SENIOR NOTES DUE 2024	FILE NO. 333-192302

Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings*:	Baa2 (stable outlook) / A- (negative outlook) / A (stable outlook) (Moody’s / S&P / Fitch)

Trade Date:	June 9, 2014

Settlement Date:	June 16, 2014 (T+5 days)

Maturity:	June 16, 2024

Par Amount:	$1,250,000,000

Semi-Annual Coupon:	3.750% per annum.

Re-offer Spread to Benchmark:	T10 + 115 basis points

Re-offer Yield:	3.765% per annum

Public Offering Price:	99.876%

Net Proceeds to Citigroup:	$1,243,137,500 (before expenses)

Interest Payment Dates:	The 16th of each June and December, beginning December 16, 2014. Following business day convention.

Day Count:	30/360.

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Sole Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Nomura Securities International, Inc.

SG Americas Securities, LLC

Wells Fargo Securities, LLC

US$1,250,000,000	FILED PURSUANT TO RULE 433

3.750% SENIOR NOTES DUE 2024	FILE NO. 333-192302

Junior Co-Managers:

ANZ Securities, Inc.

BBVA Securities Inc.

Drexel Hamilton, LLC

Great Pacific Securities

ING Financial Markets LLC

Loop Capital Markets LLC

MFR Securities, Inc.

Mitsubishi UFJ Securities (USA), Inc.

nabSecurities, LLC

RB International Markets (USA) LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Skandinaviska Enskilda Banken AB (publ)

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

The Huntington Investment Company

The Williams Capital Group, L.P.

CUSIP:	172967HT1

ISIN:	US172967HT16

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.